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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 AND ENDING December 31, 2019

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nelson Ivest Brokerage Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Winter Park   **FL**   32789

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, & Smith PA

(Name – *if individual, state last, first, middle name*)

500 North Westshore Blvd   **Tampa**   **FL**   33609

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Joel J. Garris__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nelson Ivest Brokerage Services, Inc.__ , as of __December 31__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Pilar Kalley
_____
Notary Public

President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

NELSON IVEST BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2019



HACKER, JOHNSON & SMITH PA

To the Stockholders
of Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

HACKER, JOHNSON & SMITH PA
We have served as Nelson Ivest Brokerage Services, Inc.'s auditor since 2017.
Orlando, Florida
February 24, 2020

1

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,130
Equity securities owned - marketable, at market value (cost $96,527)		148,712
Prepaid expenses		6,918
Receivables from brokers and dealers		519,831
Advance to stockholders		49
	$	676,640

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	515,079
Total liabilities		515,079

STOCKHOLDERS' EQUITY

Common stock:

Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding	1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding	99
Paid-in capital	50,838
Retained earnings	110,623
	161,561
	$ 676,640

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. Certain trail commissions are estimated based on historical revenue information. As of December 31, 2019, no allowance for uncollectible accounts was considered necessary.

Marketable equity securities: Marketable equity securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 24, 2020 which is the date the financial statements were available to be issued.

Note 2.   Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. (NIPS), and Nelson Financial Planning for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Continued)

Note 2.   Related Party Transactions (continued)

The Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations in the amount of $2,411,102.

The Company paid commissions to a stockholder in the amount of $798,468 in 2019. By virtue of an assignment agreement dated January 1, 2000, the commissions paid to the stockholder were assigned directly to the Company's sister corporations.

The Company entered into an Expense Sharing Agreement dated January 1, 2007 with a stockholder and its sister corporations. This agreement formulates the amount of the stockholder's trail commissions that is allocated to the sister corporations as reimbursement for operating expenses of the Company. The allocation is derived annually based on the operating expenses of the preceding year plus an inflationary increase. For 2019, 11.2% of the stockholder's trail commissions ($98,410) were allocated to the sister corporations.

Note 3.   Marketable Equity Securities

At December 31, 2019, the Company owned marketable equity securities with a market value of $148,712 and a cost of $96,527. Information with respect to these securities follows:

Market value of marketable equity securities	$ 148,712
Less: Cost of marketable equity securities	(96,527)
Unrealized gain on marketable equity securities	52,185
Less: Unrealized gain recognized in previous years	(25,928)
Current year unrealized gain	$ 26,257

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $127,584 which was $93,245 in excess of its required net capital of $34,339. The ratio of aggregate indebtedness to net capital at December 31, 2019 was 4.04 to 1.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Continued)

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 6.   Fair Value Measurement

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments are cash and cash equivalents, receivables from brokers and dealers, prepaid expenses, marketable equity securities, accounts payable and accrued expenses, and commissions payable. The recorded values of these instruments approximate their fair values based on their short-term nature.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Continued)

Note 6.   Fair Value Measurement (continued)

The recorded value of marketable equity securities as of December 31, 2019 is presented in the following table:

| | | Fair Value Measurements at Reporting Date Using | | |
	Marketable Equity Securities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019	$ 148,712	$ 148,712	$ -	$ -

There were no transfers between levels during 2019.

Note 7.   Commitments and Contingencies

The Company does not have any commitments or contingencies.